Exhibit 99.2

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT, entered into as of this 14th day of December 2000, by and between CORNING NATURAL GAS CORPORATION, a New York corporation with an office at 330 W. William Street, Corning, New York 14830 (hereinafter called the “Company”) and KENNETH J. ROBINSON (hereinafter called the “Executive”) residing at 46 Wilson Street, Corning, NY 14830.

RECITALS

WHEREAS, the Executive is employed by the Company as Executive Vice President of the Company and its subsidiary (“Subsidiary”), and has performed duties of his employment in a capable and efficient manner, resulting in substantial benefit to the Company; and

WHEREAS, the Company desires to assure the continued service of Executive, and Executive is desirous of committing himself to continued service to the Company on the terms herein provided; and

WHEREAS, the Company and the Employee previously entered into that certain Employment Agreement on January 1, 1992 (the “1992 Agreement”); and

WHEREAS, the 1992 Agreement was amended by a First Amendment on April 22, 1997, a Second Amendment on October 1, 1998 and a Third Amendment on December 17, 1999; and

WHEREAS, the Company and the Employee desire to incorporate the changes made by such Amendments and to amend certain provisions of the 1992 Agreement;

AGREEMENTS

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged by the parties hereto, the Company and the Executive agree as follows:

1.  Employment. The Company will employ the Executive and the Executive accepts employment on the terms and conditions set forth in this Agreement.

2.  Duties.  The Executive shall serve the Company and Subsidiary as Executive Vice President, under the terms and conditions provided herein.  The Executive’s duties hereunder shall include such duties as are normally incident to the position of Executive Vice President.  The Executive shall perform his duties hereunder faithfully and to the best of his abilities and in furtherance of the business of the Company and shall devote his full business time, energy, attention and skill to the business of the Company and to the promotion of its interests.

3.  Term of Employment. The term of the Executive’s employment hereunder shall be for a five year period beginning on January 1, 2001 and ending January 1, 2006.  On January 1, 2003, and on each January 1st thereafter (each such date being hereinafter referred to as a “Renewal Date”), the term of the Executive’s employment hereunder shall automatically be extended for an additional one (1) year period unless the Company notifies the Executive in writing at least ninety (90) days prior to the applicable Renewal Date that the Company does not wish to extend this Agreement beyond the expiration of the term or extended term hereof, as the case may be, in which event this Agreement shall terminate on the date three years following such applicable Renewal Date. The Executive may terminate this Agreement upon one year’s advance written notice to the Company.

4.  Salary.  The Company agrees to pay and the Executive agrees to accept, in accordance with the provisions contained herein, as compensation for performance of his duties and obligations to the Company hereunder, a salary at an annual rate set by the Board of Directors of the Company (the “Board”) exclusive of the benefits described in Section 5, 6 and 7 hereof.  Such salary shall be payable in equal monthly installments, less usual, customary and required payroll deductions.  The Executive’s salary shall be reviewed annually by the Board for possible increases.  In addition, the Company agrees to pay and the Executive agrees to accept, in accordance with the provisions contained herein, as compensation for performance of his duties and obligations to the Company hereunder, any fees or payments authorized by the Board to be paid to the Executive for membership on the Board or any committee thereof.  All amounts described in this Section shall be referred to in this Agreement collectively as the Executive’s “Salary”.

5.  Bonuses.  In addition to the Salary hereinabove provided, the Executive may be awarded, with respect to his services hereunder, such bonus or bonuses in such amounts as may be determined by the Board or by the Executive Committee of the Board.

6.  Expenses.  All reasonable travel and other expenses incidental to the rendering of services by the Executive hereunder shall be paid by the Company in accordance with the Company’s policies and procedures.

7.  Benefits.

(a) Benefit Plans.  The Executive shall be entitled to participate in all employee benefit plans, including, without limitation, medical, hospital, insurance, pension and 401(k) plans now in existence or hereafter adopted by the Company or Subsidiary for its executive employees, and to receive any other fringe benefits that may be made generally available to the Company’s executive employees from time to time.

(b) Vacations.  The Executive shall be entitled to vacations each year in accordance with the Company’s policies in effect from time to time, of up to five (5) weeks.

(c) Survivor Benefit Deferred Compensation Agreement.  The benefits and amounts payable to the Executive or the beneficiary of the Executive pursuant to the terms of the

Amended and Restated Survivor Benefit Deferred Compensation Agreement of even date hereof by and between the Company and the Executive are independent of and in addition to all payments and benefits payable to the Executive pursuant to this Agreement.  A termination of this Employment Agreement shall not cause a termination of said Survivor Benefit Deferred Compensation Agreement.

(d) Health Benefits.     Notwithstanding any other provision of this Agreement or any other agreement between Executive and the Company, the Company agrees:

(i) upon the termination of Executive’s employment for any reason other than Cause (as hereinafter defined), or upon Executive’s retirement, the Company shall provide at its sole cost, to Executive, Executive’s spouse and dependents, if any, the same level of health care benefits as currently provided to Executive on the date hereof; without the restriction of the term of this Agreement or otherwise, and

(ii) upon Executive’s death whether occurring: (x) during the term hereof, (y) after Executive’s retirement or (z) after the termination of Executive’s employment for any reason other than Cause, the Company shall provide at its sole cost, for a period of ten (10) years, to Executive’s spouse and dependents, if any, the same level of health care benefits as currently provided to Executive on the date hereof.

The Company further agrees that in the event that the level of health care benefits provided by the Company to its executive employees is expanded at any time prior to the occurrence of the triggering event described in either Section 7(d)(i) or Section 7(d)(ii) hereof, the health care benefit that is required to be provided by Section 7(d)(i) or Section 7(d)(ii) shall be at such expanded level.

(e) Excess Pension Benefit.

(1) Excess Pension Benefit.  At his commencement date specified in Section 7(e)(3) hereof, Executive’s annual “excess pension benefit” (the “Excess Pension Benefit”) shall equal:

(a) the Executive’s annual retirement benefit calculated under Section VII of the Company’s Pension Plan as set forth on the date hereof or as subsequently amended, as applicable, and payable in accordance with Section VII of the Company’s Pension Plan, notwithstanding any restrictions imposed by Section VIII of the Pension Plan (or such other provision as contains the Internal Revenue Code Sections 415(b) and 415(e) limitations) or any dollar limitation imposed by Internal Revenue Code Section 401(a)(17), less

(b) the actual amount of annual benefit that is payable from the Company’s Pension Plan under the normal form of payment applicable to Executive after application of any restrictions imposed by Section XXI of the Company’s Pension Plan (or such other provision as contains the Internal Revenue Code

Sections 415(b) and 415(e) limitations) or any dollar limitation imposed by Internal Revenue Code Section 401(a)(17).

(2) Form of Payment.  Executive will receive his Excess Pension Benefit hereunder in the form of a life annuity, or, if the Executive is eligible for such form of payment under the Company’s Pension Plan, as a Qualified Joint and Survivor Annuity as provided under Section VIII of the Company’s Pension Plan.  Such Excess Pension Benefit paid hereunder shall be subject to the withholding and other similar requirements of any applicable governmental law or regulation with respect to taxes or similar provisions.

(3) Commencement of Excess Pension Benefit At Retirement.  Executive’s Excess Pension Benefit shall commence as of the date Executive terminates employment and first becomes eligible to receive benefits under the Company Pension Plan, even if such Executive elects not to commence receiving such Company Pension Plan benefits at that time.

(4) Accrued Excess Pension Benefit.  Executive’s accrued Excess Pension Benefit at any point in time prior to retirement shall equal the amount determined under Section 7(e)(1) hereof based upon his Compensation (as defined in Section II of the Company’s Pension Plan) and Years of Service (as defined in Section II of the Company’s Pension Plan) as of the date of determination.

(5) Vested Excess Pension Benefit.  If Executive’s employment with the Company terminates after he has completed at least 15 years of Service, he shall be entitled to a Vested Excess Pension Benefit based on his accrued Excess Pension Benefit determined under Section 7(e)(4).  The Company’s payment of the Vested Excess Pension Benefit shall commence as of the date Executive first becomes eligible to receive benefits under the Company’s Pension Plan, even if Executive elects not to commence receiving such Company’s Pension Plan benefits at that time, and such benefit from this Plan shall not be recalculated thereafter unless Section 7(e)(8) is applicable.

(6) Excess Pension Pre-Retirement Death Benefit.  Upon the death of Executive any Accrued Excess Pension Benefit shall be applied to provide Executive’s surviving spouse or Beneficiary with an Excess Pension Pre-retirement Death Benefit under the same terms and in the same manner as provided by the applicable death benefit provisions of the Company’s Pension Plan.

(7) Suspension of Excess Pension Benefit.  The payment of an Excess Pension Benefit otherwise due on behalf of Executive shall be suspended for any calendar month in which his Pension Benefit under the Company’s Pension Plan is suspended, provided that payment of an Excess Pension Benefit which has been so suspended shall commence or resume when his Pension Benefits under the Company’s Pension Plan resume.  Notice of suspension of payment of any Excess Pension Benefit shall be given to Executive and such suspension of payment shall be governed by procedures established by the Plan Administrator.

(8) Adjustment of Excess Pension Plan Benefit.  If Executive terminates employment after age 55 and before reaching age 62 and his age and years of service at such termination date equals a total of seventy-five (75), his Excess Pension Benefit will be reduced at age 62 by the excess of

(a) the reduction in the amount which would have been payable from the Company’s Pension Plan at age 62 notwithstanding any restrictions imposed by Section VIII of the Pension Plan (or such other provision as contains the Internal Revenue Code Sections 415(b) and 415(e) limitation) or any dollar limitations imposed by Internal Revenue Code Section 401(a)(17)), over

(b) the reduction in the actual amount payable from the Company’s Pension Plan at age 62.

(f) Certain Additional Payments by the Company.  The Company shall pay to Executive, as additional compensation, the amount equal to (i) the FICA taxes the Executive must pay (excluding income taxes) and (ii) an additional sum of money, in compensation for any federal, state and local income taxes payable upon such payments made pursuant to this Section 7(f) including any such taxes upon payments pursuant to this subsection 7(f)(ii), the intention being that payments pursuant to this Section 7(f) will equal such amount as is required to entirely repay any cost to Executive for any such taxes.  Payment of amounts pursuant to this Section 7(f) shall be calculated at the highest marginal rate to which Executive is subject for the year in which the income is recognized, including any such income described above, and shall be paid to the Executive for as long as such FICA taxes are applicable.

(g) Life Insurance.   The Company shall maintain a whole life insurance policy on the Executive until the Executive reaches the age of 65.  The premiums for such policy shall be paid for by the Company, however,  the Executive (or the beneficiary designated by him) shall be the beneficial owner of the policy.

8.  Termination.

(a) Death.  The Executive’s employment hereunder shall terminate upon his death.

(b) Cause.  The Company may terminate the Executive’s employment hereunder for Cause. For the purpose of this Agreement, the Company shall have “Cause” to terminate the Executive’s employment hereunder upon (i) the willful failure of the Executive to substantially perform his duties hereunder; (ii) the engaging by the Executive in dishonesty or other misconduct materially injurious to the Company; (iii) the commission by the Executive of a felony (whether or not involving the Company); or (iv) a material breach by the Executive of this Agreement, provided that such breach shall not have been cured by the Executive within thirty (30) days after written notice thereof from the Company to the Executive.  Notwithstanding the foregoing, the Executive shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Executive a copy of a resolution, duly adopted by the affirmative vote of not less than seventy-five percent (75%) of the entire membership of the Board of Directors of the Company at a meeting of the Board called and held for the purpose (after thirty (30) days prior written notice to the Executive and an opportunity for him, together with his counsel, to be heard before the Board), finding that in the good faith opinion of the Board the Executive was guilty of conduct set forth above in clause (i), (ii), (iii) or (iv) of this Section 8(b) and specifying the particulars thereof in detail.

(c) Resignation for Good Reason.  The Executive may terminate his employment hereunder for Good Reason.  For the purpose of this Agreement “Good Reason” shall mean:

(1)                                  a material breach by the Company, by act or omission, of this Agreement, which the Company fails to cure within thirty (30) days after receipt of written notice from the Executive of such material breach (or, in the case of a material breach which the Company cannot reasonably cure within said thirty (30) day period which the Company fails to commence within said thirty day period to diligently cure);

(2)                                  material change by the Company of the Executive’s functions, duties or responsibilities which change would cause the Executive’s position with the Company to become of less dignity, responsibility, importance, prestige or scope, including, without limitation, a change from being a senior officer of a publicly held company;

(3)                                  assignment or reassignment by the Company of the Executive without the Executive’s consent to another place of employment more than 50 miles from the Executive’s current place of employment; or

(4)                                 a reduction which is more than de minimis in the Executive’s base pay or bonus opportunity except if such reduction is part of a reduction for all executive officers of the Company and any parent Company thereof.

No such event described above shall constitute Good Reason unless the Executive gives written notice to the Company, specifying the event relied upon for such termination and given at any time within one year after the occurrence of such event and the Company has not remedied such within 30 days of the notice. The Company and Executive, upon mutual written agreement may waive any of the foregoing provisions which would otherwise constitute a Good Reason.

(d) Disability.  If, as a result of the Executive’s incapacity due to physical or mental illness, the Executive shall have been absent from his duties hereunder on a full time basis for 90 consecutive business days, the Company may terminate the Executive’s employment hereunder.

9.  Effect of Termination.

(a) Termination by the Company for Cause or Due to Executive’s Death.  If the Executive’s employment hereunder shall be terminated due to the Executive’s death or for Cause, the Company shall pay the Executive his full Salary and other benefits through the date of termination at the rate then in effect, and the Company shall have no further obligations to the Executive under this Agreement.

(b)  Termination by the Company Due to the Executive’s Disability.  During any period that the Executive is prevented from performing his duties hereunder as a result of incapacity due to physical or mental illness, the Executive shall continue to receive his Salary and benefits in the amounts or rates in effect upon the commencement of his disability (less any amounts payable to the Employee under any Company disability insurance policy or plan) until the Executive’s employment hereunder is terminated by the Company pursuant to Section 8(d) hereof.  Upon termination of the Executive’s employment pursuant to subsection 8(d) hereof, the Company shall have no further obligations to the Executive under this Agreement.

(c) Termination by the Company without Cause or by the Executive with Good Reason.  If the Executive’s employment hereunder shall be terminated by the Company other than for death, Cause or disability or shall be terminated by the Executive with Good Reason, the Company agrees to pay as a severance pay an amount equal to the Salary which would have been payable over the remaining term of this Agreement or, if such remaining term is less than twelve (12) months, then for a period of twelve (12) months immediately following the termination.  The Company shall also provide to the Executive the benefits described in Sections 7(a) and 7(c) hereof for a term not shorter than the period that said severance pay shall be payable.  In addition, the Company shall pay to the Executive any accrued bonus through the date of termination.  The Company’s notice of non-extension of this Agreement, described in Section 3 hereof, shall not constitute a termination by the Company for the purposes of this Section 9(c).

10.  Change in Control.  If, and only if, the Executive’s employment is terminated following a Change in Control of the Company (as that term is defined in the Amended and Restated Severance Agreement between the Executive and the Company, of even date hereof (the “Severance Agreement”)), the provisions in Section 9(c) of this Agreement shall be superceded by the terms of the Severance Agreement and any other applicable Company plan, policy, arrangement or agreement (other than this Agreement).

11.  Assignment; Successors.  Any attempt to assign this Agreement shall be void; provided, however, that, subject to the provisions of Section 10 hereof, if the Company shall be merged or consolidated into any other corporation or if substantially all of the assets of the Company shall be transferred to another corporation, the provisions of this Agreement shall be binding upon and inure to the benefit of the corporation resulting from such merger or consolidation or to which assets shall have been transferred (the “Surviving Corporation”), and this provision shall apply in the event of any subsequent merger, consolidation or transfer.  In any such event, the Surviving Corporation shall enter into an agreement with the Executive whereby the Surviving Corporation and the Executive shall agree to perform this Agreement, including Section 10 hereof, in the same manner and to the same extent the Company would be required to perform it if no such merger, consolidation or transfer had taken place, and the Executive shall enter into such agreement; and the Company shall thereafter have no further obligations under this Agreement.

12.  Agreement Not to Compete.

(a) The Executive hereby covenants and agrees that, provided the Company makes any payments and provides any benefits which may be required under Section 9 and 10 hereof, at no time during the Executive’s employment by the Company, nor for a period of six (6) months immediately following the termination thereof, will the Executive for himself or on behalf of any other person, partnership, company or corporation, directly or indirectly, acquire any financial or beneficial interest in, provide consulting services to, be employed by, contract with, or own, manage, operate or control any business producing, manufacturing, selling, distributing, promoting or dealing in products or services identical or similar to the products or services of the Company or Subsidiaries or otherwise compete with the Company or Subsidiaries in the Company’s Service Area (as hereinafter defined).  Nothing in this Agreement shall prevent the Executive from holding or investing in securities listed on a national securities exchange or sold in the over-the-counter market, provided such investments do not exceed in the aggregate one percent (1%) of the issued and outstanding capital stock of a corporation described in this Section.  As used herein, the term “Company Service Area” shall mean the geographical locations identified in the Company’s tariffs, as may be in effect from time to time.

(b) The Executive hereby covenants and agrees that, provided the Company makes any payments which may be required under Section 9 and 10 hereof, at all times during his employment by the Company, and for six (6) months after termination of such employment, the Executive shall not directly or indirectly employ or seek to employ any person or entity employed at that time by the Company, Subsidiary, affiliates or licensees or otherwise encourage or entice such person or entity to leave employment or terminate such employment.

(c) In the event that this Section 12 shall be determined by arbitrators or by any court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time or over too large a geographic area or over too great a range of activities, it shall be interpreted to extend only over the maximum period of time, geographic area or range of activities as to which it may be enforceable.

13.  Confidential Information.  The Executive agrees to use his best efforts to keep secret and retain in the strictest confidence all confidential matters which relate to the Company, Subsidiary or any affiliate of the Company, including, without limitation, customer lists, supplier lists, trade secrets, pricing policies and other business affairs of the Company, Subsidiary and any affiliate of the Company, learned by him before or after the date of this Agreement, and not to disclose any such confidential matter to anyone outside the Company, Subsidiary or any affiliates, whether during or after his period of service with the Company, except in the course of performing his duties hereunder. Upon request by the Company, the Executive agrees to deliver promptly to the Company upon termination of employment by the Company, or at any time thereafter as the Company may request, all Company, Subsidiary or any affiliate memoranda, notes, records, reports, manuals, drawings, designs, computer files in any media and other documents (and all copies thereof) relating to the Company’s, Subsidiary’s or any affiliate’s business and all property of the Company, Subsidiary or any affiliate of the Company, which he may then possess or have under his control.

14.  Remedies.  Should the Executive engage in or perform, either directly or indirectly, any of the acts prohibited by Sections 12 or 13 hereof, it is agreed that the Company shall be entitled to recover any damages incurred by it as a result of such violation by the Executive in an action at law, and to injunctive relief, to be issued by any competent court of equity, enjoining and restraining the Executive and each and every other person, firm, organization, association, or corporation concerned therein, from the continuance of such violative acts.  The foregoing remedies available to the Company shall not be deemed to limit or prevent the exercise by the Company or the Executive of any or all further rights and remedies which may be available to the Company or the Executive hereunder or at law or in equity, except that neither the Company nor the Executive shall be entitled to recover exemplary or punitive damages.

The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against the Executive or others.  In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement.  The Company agrees to pay, upon written demand therefor by the Executive, all legal fees and expenses which the Executive may reasonably incur as a result of any dispute or contest (regardless of the outcome thereof) by or with the Company or others regarding the validity or enforceability of, or liability under, any provision of this Agreement, plus in each case interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Internal Revenue Code.  In any such action brought by the Executive for damages or to enforce any provisions of this Agreement, the Executive shall be entitled to seek both legal and equitable relief and remedies, including, without limitation, specific performance of the Company’s obligations hereunder, in the Executive’s sole discretion.  If the parties hereto so agree in writing, any disputes under this Agreement may be settled by arbitration.  The obligation of the Company under this Section 14 shall survive the termination for any reason of this Agreement (whether such termination is by the Company, by the Executive, upon the expiration of this Agreement or otherwise).

15.  Arbitration.  Except that the Company may elect to pursue remedies as set forth in the first sentence of Section 14, in the event of any dispute or difference between the Company and the Executive with respect to the subject matter of this Agreement and the enforcement of rights hereunder, the Executive may, in the Executive’s sole discretion by written notice to the Company, require such dispute or difference to be submitted to arbitration. The arbitrator or arbitrators shall be selected by agreement of the parties or, if they cannot agree on an arbitrator or arbitrators within 30 days after the Executive has notified the Company of the Executive’s desire to have the question settled by arbitration, then the arbitrator or arbitrators shall be selected by the American Arbitration Association (the “AAA”) in the City of Rochester, New York upon the application of the Executive.  The determination reached in such arbitration shall be final and binding on both parties without any right of appeal or further dispute. Execution of the determination by such arbitrator may be sought in any court of competent jurisdiction. The arbitrators shall not be bound by judicial formalities and may abstain from following the strict rules of evidence and shall interpret this Agreement as an honorable engagement and not merely as a legal obligation.  Unless otherwise agreed by the parties, any such arbitration shall take place in Rochester, New York in accordance with New York law, and shall be conducted in accordance with the Rules of the AAA. The parties hereby consent to the jurisdiction of the courts of the State of New York and of the United States District Court for the Western District of New York for all purposes in connection with the arbitration.  The parties hereto consent that any process or notice of motion or other application to either of said courts and any document or paper in connection with arbitration, may be served by certified mail, return receipt requested, to the address to which notices may be given as specified herein, or by personal service, or in such other manner as may be permissible under the rules of the applicable court or the arbitration tribunal, provided a reasonable time for appearance is allowed.  The parties further agree that arbitration proceedings must be instituted within one year after the claimed breach occurred, and that failure to institute arbitration proceedings within such period shall constitute an absolute bar to the institution of any proceedings and the waiver of all claims.  The parties further agree that all arbitration costs and expenses, including attorneys’ fees for counsel representing the Executive and counsel representing the Company, shall be paid by the Company, except that attorneys’ fees for counsel representing the Executive shall not be paid by the Company in the event the Arbitrator determines that the employment of the Executive hereunder was properly terminated for Cause.

16.  Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York.

17.  Entire Agreement.  This Agreement constitutes the full and complete understanding and agreement of the parties with respect to the subject matter hereof, supersedes all prior understandings and agreements as to employment of the Executive, and cannot be amended, changed, modified or terminated without the written consent of the parties hereto.

18.  Waiver of Breach.  No provision of this Agreement shall be deemed waived unless such waiver is in writing and signed by the party making such waiver. The waiver by either party of a breach of any term of this Agreement shall not operate nor be construed as a waiver of any subsequent breach thereof.

19.  Notices.  Any notice hereunder shall be in writing and shall be given by personal delivery or certified or registered mail, return receipt requested, to the following addresses:

If to the Executive:

Kenneth J. Robinson

46 Wilson Street

Corning, NY 14830

or to such other address as the Executive may have furnished to the Company in writing:

If to the Company:

Chairman

Corning Natural Gas Corporation

P.O. Box 58

Corning, NY 14830

with a copy to:

Eric, J. Krathwohl, Esq.

Rich, May, Bilodeau & Flaherty, P.C.

176 Federal Street

Boston, MA 02110

or to such other address as the Company may have furnished to the Executive in writing.

20.  Severability.  If any one or more of the provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

21.  Headings.  The headings, titles or captions of the Sections of this Agreement are included only to facilitate reference, and they shall not define, limit, extend or describe the scope or intent of this Agreement or any provision hereof; and they shall not constitute a part hereof or affect the meaning or interpretation of this Agreement or any part thereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

EXECUTIVE

/s/ Kenneth J. Robinson
Kenneth J. Robinson

CORNING NATURAL GAS CORPORATION

By:	/s/ Thomas K. Barry

Title:	President & CEO